Chairman's Address

Exhibit 99.2

Address to the 2018 Annual General Meeting
Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2018 Annual General Meeting (AGM), our ninth AGM to be held in Dublin. I am pleased to have you join us.

James Hardie has made significant strides in building a stronger foundation to deliver future growth. Our fiscal year 2018 was highlighted by solving a series of challenges and delivering a strong financial result. We have made sound progress on improving our manufacturing capacity and positioning our management team for the future. We also substantially invested in our people, plants and market development programs. As a result, we are strongly positioned to continue to deliver quality earnings and create long-term shareholder value.

Our North America segment achieved 6% top line growth and EBIT margin improved by 1.2 percentage points. Our North America segment experienced capacity constraints in fiscal year 2017 which dampened demand in fiscal year 2018. Despite this challenge our exterior volume growth improved each quarter throughout the fiscal year. We exited fiscal year 2018 with growth at our market index rate. During the year we made significant investments in capacity resulting in a substantial increase in our manufacturing capacity. The EBIT margin was 24% and returned towards the top of our target range of 20-25%, with steady improvement as the fiscal year progressed.

The International segment delivered strong results during fiscal year 2018. Net sales increased 12% due to strong volume growth in our Asia Pacific business and EBIT increased 14%, driven by a very strong performance in our Australian business.

Investing in building capability to drive long-term organic growth remains a top priority. During fiscal year 2018 we allocated capital to position our North America manufacturing network for the future, including the start-up of our Summerville (South Carolina) plant and the continued construction of a greenfield expansion project on land adjacent to our existing Tacoma (Washington) plant. We also announced our plans to build a new manufacturing plant in Prattville (Alabama). In our International segment, we added capacity in the Philippines, and we have committed to a brownfield expansion project at our Carole Park (Australia) plant.

We have continued to make significant investment in our people and organisational capability, including expanding the breadth and depth of our already strong global management team. Zean Nielsen joined us as our Executive Vice President of Sales in August 2017 bringing with him over 20 years of experience in sales and marketing from his time with Bang and Olufsen and Tesla Motors. Additionally, Dave Merkley re-joined James Hardie in October 2016 and was promoted to Executive Vice President, Manufacturing and Engineering in November 2017. Dave was previously employed by us from 1994 until 2006 and brings 30 years of industry experience and the unique set of skills required to oversee our manufacturing operations and capacity expansion. Finally, Jack Truong joined us in April 2017 as President of our International business bringing with him over 30 years of business experience from his previous senior leadership roles at Electrolux and 3M Company.

In April 2018 we completed the strategic acquisition of Fermacell GmbH, Europe’s leading manufacturer of fibre gypsum boards. The acquisition represents a significant milestone in growing our business beyond our existing products and geographies. Fermacell has a strong European footprint and is a high quality business

Chairman's Address

which shares our philosophy of driving a differentiated market position as the result of a premium fibre gypsum product. Fermacell has strong brands that stand for quality and a substantial market position that generates consistent positive cash flows.

We are excited to start realising the benefits of this strategic acquisition as it represents a major step forward in developing a meaningful position for James Hardie in Europe and a stronger platform for future fibre cement growth in the region, which has long been a strategic goal. I would also like to welcome our more than 800 new Fermacell employees to the James Hardie group.

I would now like to address the issue of capital management. Our underlying confidence in the strength of our businesses and the geographies in which they operate enabled the Board to declare a first half dividend of US10.0 cents and a second half ordinary dividend of US30.0 cents.

The ordinary dividend represents our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50% to 70% of adjusted net operating profit.

We remain committed to investing in organic growth, maintaining our ordinary dividend, and having the capacity for strategic opportunities or additional shareholder returns while maintaining a strong balance. Overall, our financial management practices remain consistent with an investment-grade rated company.

Additionally, due to our strong financial performance during fiscal year 2018, James Hardie contributed US$103.0 million to the AICF on 2 July 2018. This amount represents 35% of our free cash flow for fiscal year 2018 which we contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, we have provided over A$1.4 billion towards asbestos disease related compensation and medical research and education since 2001.

Now turning our attention to board appointments and renewal. I would like to take this opportunity to welcome Persio Lisboa. We announced the appointment of Persio to our Board in February 2018 and he stands for election at this AGM. Persio is a member of the Nominating and Governance Committee and has extensive senior executive experience, bringing significant operating and international expertise to the Board.

Andrea Gisle Joosen will be standing for re-election at today’s meeting. Andrea was appointed as an independent non-executive director in March 2015 and is a member of the Audit Committee. Andrea is an experienced former executive with extensive experience in marketing, brand management and business development across a range of difference consumer businesses.

Alison Littley will be standing for re-election at today’s meeting. Alison was appointed as non-executive director in February 2012 and is a member of the Audit Committee and the Remuneration Committee. Alison has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships.

I will also be standing for re-election at today’s meeting.

Chairman's Address

The Board and I were very sad to acknowledge the passing of James Osborne in August last year. James was appointed as an independent non-executive director of James Hardie in March 2009 and was an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe. The Board and I were very fortunate to benefit from his valuable contribution to the success of James Hardie for close to a decade and his insights, candour and quick wit are missed by all of us.

Finally, as you know, our CEO Louis Gries is planning to retire.  The Board has been planning and deeply involved with the CEO succession process for over 24 months now including recruiting new talent to the senior leadership group, substantial interaction with the internal candidates, the extensive use of external assessments, etc.

We believe this process will ensure we select the right CEO to lead the next phase of James Hardies’ success.

It is our expectation that we will be in a position in the near term to make an announcement regarding the naming of Louis’ successor.   The plan is that when we do name a successor, that individual will be named President and COO.   There will then be a handover period of approximately 6 months during which Louis will remain the CEO and a member of the Board.

END

Chairman's Address

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers;

Chairman's Address

dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.